Exhibit 99.13

Disclosure of Transactions in Own Shares

Paris, December 18, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from December 11 to December 15, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
11/12/2023	380,816	61.982030	23,603,748.74	XPAR
11/12/2023	150,000	61.982318	9,297,347.70	CEUX
11/12/2023	30,000	61.978013	1,859,340.39	TQEX
11/12/2023	20,000	61.977620	1,239,552.40	AQEU
12/12/2023	373,657	61.882370	23,122,780.73	XPAR
12/12/2023	150,000	61.885089	9,282,763.35	CEUX
12/12/2023	30,000	61.886797	1,856,603.91	TQEX
12/12/2023	20,000	61.891139	1,237,822.78	AQEU
13/12/2023	394,169	61.430365	24,213,945.54	XPAR
13/12/2023	150,000	61.430258	9,214,538.70	CEUX
13/12/2023	30,000	61.429937	1,842,898.11	TQEX
13/12/2023	20,000	61.429895	1,228,597.90	AQEU
14/12/2023	393,806	61.468268	24,206,572.75	XPAR
14/12/2023	150,000	61.466750	9,220,012.50	CEUX
14/12/2023	30,000	61.467466	1,844,023.98	TQEX
14/12/2023	20,000	61.469311	1,229,386.22	AQEU
15/12/2023	380,439	62.447915	23,757,622.33	XPAR
15/12/2023	145,000	62.461492	9,056,916.34	CEUX
15/12/2023	30,000	62.462173	1,873,865.19	TQEX
15/12/2023	21,000	62.455969	1,311,575.35	AQEU
Total	2,918,887	61.838610	180,499,914.91

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).